UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

SMART GLOBAL HOLDINGS, INC.

(Name of Issuer)

Ordinary shares, par value $0.03 per share

(Title of Class of Securities)

G8232Y101

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

January 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Partners III Cayman (AIV III), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,752,228*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,752,228
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,752,228*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 20.1%*
14.	Type of Reporting Person (See Instructions) PN

*

The beneficial ownership reported herein does not include Ordinary Shares sold by the Reporting Persons on January 7, 2021, over which the Reporting Persons may be deemed to have voting power through the date of the Issuer’s Annual Meeting of Shareholders on February 12, 2021. See Item 5 of this Schedule 13D.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,610*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,610
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,610*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person (See Instructions) PN

*

The beneficial ownership reported herein does not include Ordinary Shares sold by the Reporting Persons on January 7, 2021, over which the Reporting Persons may be deemed to have voting power through the date of the Issuer’s Annual Meeting of Shareholders on February 12, 2021. See Item 5 of this Schedule 13D.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,777,838*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,777,838
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,777,838*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 20.2%*
14.	Type of Reporting Person (See Instructions) PN

*

The beneficial ownership reported herein does not include Ordinary Shares sold by the Reporting Persons on January 7, 2021, over which the Reporting Persons may be deemed to have voting power through the date of the Issuer’s Annual Meeting of Shareholders on February 12, 2021. See Item 5 of this Schedule 13D.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,777,838*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,777,838
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,777,838*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 20.2%*
14.	Type of Reporting Person (See Instructions) CO

*

The beneficial ownership reported herein does not include Ordinary Shares sold by the Reporting Persons on January 7, 2021, over which the Reporting Persons may be deemed to have voting power through the date of the Issuer’s Annual Meeting of Shareholders on February 12, 2021. See Item 5 of this Schedule 13D.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru Fund Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,360,179*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,360,179
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,360,179*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 10.0%*
14.	Type of Reporting Person (See Instructions) PN

*

The beneficial ownership reported herein does not include Ordinary Shares sold by the Reporting Persons on January 7, 2021, over which the Reporting Persons may be deemed to have voting power through the date of the Issuer’s Annual Meeting of Shareholders on February 12, 2021. See Item 5 of this Schedule 13D.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,738*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,738
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,738*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1%*
14.	Type of Reporting Person (See Instructions) PN

*

The beneficial ownership reported herein does not include Ordinary Shares sold by the Reporting Persons on January 7, 2021, over which the Reporting Persons may be deemed to have voting power through the date of the Issuer’s Annual Meeting of Shareholders on February 12, 2021. See Item 5 of this Schedule 13D.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,388,917*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,159,180 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,159,180 (1)*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 13.2% (1)*
14.	Type of Reporting Person (See Instructions) PN

(1)	See Items 5 and 6.
*

The beneficial ownership reported herein does not include Ordinary Shares sold by the Reporting Persons on January 7, 2021, over which the Reporting Persons may be deemed to have voting power through the date of the Issuer’s Annual Meeting of Shareholders on February 12, 2021. See Item 5 of this Schedule 13D.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. SLTA Sumeru (GP) Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,388,917*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,159,180 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,159,180 (1)*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 13.2% (1)*
14.	Type of Reporting Person (See Instructions) PN

(1)	See Items 5 and 6.
*

The beneficial ownership reported herein does not include Ordinary Shares sold by the Reporting Persons on January 7, 2021, over which the Reporting Persons may be deemed to have voting power through the date of the Issuer’s Annual Meeting of Shareholders on February 12, 2021. See Item 5 of this Schedule 13D.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru (Offshore) AIV GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,388,917*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,159,180 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,159,180 (1)*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 13.2% (1)*
14.	Type of Reporting Person (See Instructions) CO

(1)	See Items 5 and 6.
*

The beneficial ownership reported herein does not include Ordinary Shares sold by the Reporting Persons on January 7, 2021, over which the Reporting Persons may be deemed to have voting power through the date of the Issuer’s Annual Meeting of Shareholders on February 12, 2021. See Item 5 of this Schedule 13D.

Explanatory Note

This Amendment No. 6 (the “Amendment No. 6”), being filed by Silver Lake Partners III Cayman (AIV III), L.P. (“SLP III Cayman”), Silver Lake Technology Investors III Cayman, L.P. (“SLTI III Cayman,” and together with SLP III Cayman, the “SLP III Cayman Entities”), Silver Lake Technology Associates III Cayman, L.P. (“SLTA III Cayman”), Silver Lake (Offshore) AIV GP III, Ltd. (“SL III Offshore Ltd”), Silver Lake Sumeru Fund Cayman, L.P. (“SLS Cayman”), Silver Lake Technology Investors Sumeru Cayman, L.P. (“SLTI Sumeru Cayman,” and together with SLS Cayman, the “SLS Cayman Entities,” and collectively with the SLP III Cayman Entities, the “Silver Lake Investors”), Silver Lake Technology Associates Sumeru Cayman, L.P. (“SLTA Sumeru Cayman”), SLTA Sumeru (GP) Cayman, L.P. (“SLTA Sumeru GP Cayman”), and Silver Lake Sumeru (Offshore) AIV GP, Ltd. (“SL Sumeru Offshore Ltd” and collectively with SLTA III Cayman, SL III Offshore Ltd, the Silver Lake Investors, SLTA Sumeru Cayman and SLTA Sumeru GP Cayman, the “Reporting Persons), amends the Schedule 13D initially filed on June 9, 2017, as amended by Amendment No. 1 on December 4, 2017, Amendment No. 2 on March 16, 2018, Amendment No. 3 on April 5, 2018, Amendment No. 4 filed on July 11, 2019 and Amendment No. 5 filed on October 22, 2020 (as so amended, the “Prior 13D”, and as amended by this Amendment No. 6, the “Schedule 13D”), relating to the Ordinary shares, par value $0.03 per share (the “Ordinary Shares”), of SMART Global Holdings, Inc., a Cayman Islands corporation (the “Issuer”). The Items below amend the information disclosed under the corresponding Items of the Prior 13D as described below. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Prior 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Prior 13D.

Item 2.	Identity and Background.

Item 2 of the Prior 13D is hereby amended and supplemented as follows:

The information set forth in Annex A-2 to this Amendment No. 6 is incorporated herein by reference in this amended Item 2.

Item 4.	Purpose of the Transaction.

Item 4 of the Prior 13D is hereby amended and supplemented by inserting the following at the end thereof:

On January 7, 2021, as set forth below, certain of the Reporting Persons sold Ordinary Shares pursuant to a block trade at a price of $40.30 per share and entered into a Securities Purchase Agreement with the Issuer, pursuant to which such Reporting Persons sold additional Ordinary Shares to the Issuer at a price of $40.30 per share, as set forth below.

Reporting Person	Number of Ordinary Shares Sold in Block Trade	Number of Ordinary Shares Sold to the Issuer
Silver Lake Partners III Cayman (AIV III), L.P.	656,463	729,403
Silver Lake Technology Investors III Cayman, L.P.	3,537	3,930
Silver Lake Sumeru Fund Cayman, L.P.	326,030	362,256
Silver Lake Technology Investors Sumeru Cayman, L.P.	3,970	4,411

TOTAL	990,000	1,100,000

The description of the Securities Purchase Agreement in this Item 4 is not intended to be complete and is qualified in its entirety by the Securities Purchase Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Prior 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 and in the footnotes on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships and agreements among the Reporting Persons described herein, the Reporting Persons are a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, the Reporting Persons may be deemed to beneficially own an aggregate of 7,937,018 Ordinary Shares of the Issuer, which includes (i) 4,752,228 Ordinary Shares held by SLP III Cayman; (ii) 25,610 Ordinary Shares held by SLTI III Cayman; (iii) 2,360,179 Ordinary Shares held by SLS Cayman; (iv) 28,738 Ordinary Shares held by SLTI Sumeru Cayman and (v) 770,263 Ordinary Shares held by, or beneficially owned by, Mr. Shah and his affiliated investment vehicles, which includes 225,000 Ordinary Shares underlying currently exercisable stock options and 8,312 Ordinary Shares underlying unvested restricted stock units scheduled to vest within 60 days (see “Sponsor Shareholders Agreement” in Item 6 of the Schedule 13D), representing in the aggregate approximately 33.2% of the issued and outstanding Ordinary Shares of the Issuer.

The beneficial ownership reported herein does not include an aggregate of 2,090,000 Ordinary Shares sold on January 7, 2021, as described in Item 4 above. As such Ordinary Shares were held by the respective sellers on December 9, 2020, the record date for the Issuer’s annual meeting of shareholders, to be held on February 12, 2021 (the “Annual Meeting”), the Reporting Persons may be deemed to continue to have beneficial ownership over such shares through the date of the Annual Meeting, solely by virtue of their respective rights to vote such Ordinary Shares at the Annual Meeting.

The beneficial ownership reported herein does not include Ordinary Shares beneficially owned by certain investors in the Issuer over which the Reporting Persons may be deemed to share dispositive power by virtue of the rights and obligations set forth in the Investors Shareholders Agreement described further in Item 6 of the Schedule 13D. The Reporting Persons disclaim beneficial ownership over any such Ordinary Shares.

The percentages of beneficial ownership in this Schedule 13D are based on (i) 23,672,568 Ordinary Shares of the Issuer outstanding following the sales described herein, based on 24,772,568 Ordinary Shares outstanding as of December 9, 2020 as reflected in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on December 21, 2020, minus the 1,100,000 Ordinary Shares sold to the Issuer, as described in Item 4 above, plus, where applicable, (ii) a number of Ordinary Shares which would be issued upon the exercise by Mr. Shah of his 225,000 currently exercisable stock options and the 8,312 Ordinary Shares that underlie unvested restricted stock units held by Mr. Shah and scheduled to vest within 60 days.

Information with respect to the beneficial ownership of Ordinary Shares by the directors of SL III Offshore Ltd and SL Sumeru Offshore Ltd is set forth in Annex A-1 of Amendment No. 5 to the Schedule 13D and Annex A-2 of this Amendment No. 6, respectively, and incorporated herein by reference in response to this Item 5.

The beneficial ownership of Ordinary Shares reported herein does not include Ordinary Shares underlying unvested options to purchase Ordinary Shares or unvested restricted stock units not vesting within 60 days held by Mr. Shah as described in Item 6 of Amendment No. 5 to the Schedule 13D.

Item 5(c) of the Prior 13D is hereby amended and restated as follows:

(c) Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Ordinary Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Prior 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Prior 13D is hereby amended and supplemented as follows:

H.	Securities Purchase Agreement, dated January 7, 2021

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2021

Silver Lake Partners III Cayman (AIV III), L.P.
By:	Silver Lake Technology Associates III
Cayman, L.P., its general partner

	By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Technology Investors III Cayman, L.P.
By:	Silver Lake Technology Associates III Cayman, L.P., its general partner

	By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Technology Associates III Cayman, L.P.
By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake (Offshore) AIV GP III, Ltd.

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Sumeru Fund Cayman, L.P.
By:	Silver Lake Technology Associates
Sumeru Cayman, L.P., its general partner

	By:	SLTA Sumeru (GP) Cayman, L.P., its general partner

		By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Technology Investors Sumeru Cayman, L.P.
By:	Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner

	By:	SLTA Sumeru (GP) Cayman, L.P.,
its general partner

		By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Technology Associates Sumeru Cayman, L.P.
By:	SLTA Sumeru (GP) Cayman, L.P., its general partner

	By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

SLTA Sumeru (GP) Cayman, L.P.
By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Sumeru (Offshore) AIV GP, Ltd.

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Annex A-2 to Amendment No. 6

The Annex A-2 of the Prior 13D is hereby amended and supplemented as follows:

The following sets forth the name and principal occupation of each of the directors of Silver Lake Sumeru (Offshore) AIV GP, Ltd. Each of such persons is a citizen of the United States.

Silver Lake Sumeru (Offshore) AIV GP, Ltd.
Name	Business Address	Principal Occupation
John Brennan	Sumeru Equity Partners 2020 Pioneer Court, San Mateo, California 94403	Managing Director of Sumeru Equity Partners

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Partner of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Partner of Silver Lake Group, L.L.C.

Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C.

Paul Mercadante	Sumeru Equity Partners 2020 Pioneer Court, San Mateo, California 94403	Managing Director of Sumeru Equity Partners

Kyle Ryland	Sumeru Equity Partners 2020 Pioneer Court, San Mateo, California 94403	Managing Partner of Sumeru Equity Partners

Andrew Schader	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Director of Silver Lake Group, L.L.C.

Ajay Shah	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-Founder and Managing Partner of Silver Lake Management Company Sumeru, L.L.C. and Executive Chairman of the Issuer

Jason White	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Financial Officer of Silver Lake Group, L.L.C.

Mr. Shah beneficially owns 770,263 Ordinary Shares of the Issuer, or approximately 3.2% of the outstanding Ordinary Shares, which includes (i) 536,951 Ordinary Shares of the Issuer held through trusts for the benefit of Mr. Shah and his family, (ii) 225,000 shares underlying exercisable options held of record by Mr. Shah and (iii) 8,312 Ordinary Shares underlying currently unvested restricted stock units scheduled to vest within 60 days. The beneficial ownership described herein does not include an additional 450,000 Ordinary Shares underlying stock options which are currently unvested and an additional 74,813 Ordinary Shares underlying currently unvested restricted stock units not scheduled to vest within 60 days, each described in Item 6 of Amendment No. 5 to the Schedule 13D.

Mr. Mercadante indirectly beneficially owns 44,183 Ordinary Shares, representing approximately 0.2% of the outstanding Ordinary Shares, acquired in connection with the Inforce Acquisition described in the Explanatory Note of Amendment No. 4 to the Schedule 13D.

Other than Messrs. Shah and Mercadante, none of the persons listed above beneficially owns any Ordinary Shares of the Issuer.